April 7, 2014

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:	Jeffrey P. Riedler, Christina De Rosa and
Daniel Greenspan

	Re:	AntriaBio, Inc.
Preliminary Information Statement on Schedule 14C
Filed March 31, 2014
File No. 000-54495

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 7, 2014 (the “Comment Letter”) regarding the above-referenced filing of AntriaBio, Inc. a Delaware corporation (the “Company”).  Set forth below are the Company’s responses to the Comment Letter.  The numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Staff Comment

1.           We note your disclosure that, in connection with the Reverse Split, you do not intend to change the number of shares of common stock authorized, resulting in additional authorized but unissued shares that may be issued by your Board of Directors in its discretion. Please disclose whether you currently have, or do not have, any plans with respect to these additional authorized but unissued shares. If such plans exist, please disclose all material information.

Company Response

In response to the Staff’s comment, the Company has filed Amendment No.1 to the Company’s Preliminary Information Statement on Schedule 14C (“Amendment No. 1”).  The Company has added the following sentence to page 4 of Amendment No. 1, “[t]he Company does not have any current plans with respect to these additional authorized but unissued shares of our Common Stock.”

U.S. Securities and Exchange Commission
April 7, 2014

*   *   *

The Company hereby acknowledges  that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please don’t hesitate to contact the undersigned or the Company’s counsel, Michael L. Weiner, Esq. at (303) 352-1156 or Anthony W. Epps, Esq. at (303) 352-1109

Thank you very much for your assistance in this matter.

Very truly yours,

ANTRIABIO, INC.

/S/ NEVAN ELAM

Nevan Elam
Chief Executive Officer

cc:	Michael L. Weiner, Esq.
Anthony W. Epps, Esq.